UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 19)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,944,143	$8,195.52

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.80 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,195.52	Filing Party:	L.B. Foster Company and Foster Thomas Company
Form or Registration No.:	Schedule TO-T	Date Filed:	February 26, 2010
	Schedule TO-T/A		August 31, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
EX-99.A.5.BB

     This Amendment No. 19 (“Amendment No. 19”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 26, 2010, as amended (the “Schedule TO”), by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.80 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment No. 19 have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment No. 19 is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
Item 11. Additional Information.
     Items 1 through 11 of the Schedule TO are amended and supplemented to include the following:
     “The subsequent offering period under the Offer was scheduled to expire at 5:00 p.m,, New York City time, on Tuesday, December 21, 2010. The Depositary for the Offer has advised L.B. Foster and Purchaser that, as of such time, an aggregate of approximately 991,424 million Shares were validly tendered in the subsequent offering period and Purchaser has accepted for payment all validly tendered shares. Purchaser now owns approximately 8,622,393 Shares, representing approximately 89.78% of the outstanding Shares.
     On December 21, 2010, L.B. Foster and Purchaser extended the subsequent offering period for all remaining untendered Shares. The extended subsequent offering period will expire at 5:00 p.m., New York City time, on Wednesday, December 22, 2010, unless further extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.
     The same $11.80 per Share price, net to the seller in cash, without interest thereon and less any required withholding taxes, offered in the initial offering period of the Offer will be paid during the extended subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during this extended subsequent offering period, and payment will be made promptly after acceptance in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn.
     The full text of the press release issued by L.B. Foster on December 21, 2010 announcing the extension of the subsequent offering period for the Offer is filed as Exhibit (a)(5)(BB) to the Schedule TO and is incorporated by reference into the Schedule TO.”
Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(5)(BB)	Press Release issued December 21, 2010

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY
Date: December 21, 2010	By:	/s/ David Sauder
		Name:	David Sauder
		Title:	Vice President, Global Business Development

FOSTER THOMAS COMPANY
Date: December 21, 2010	By:	/s/ David Sauder
		Name:	David Sauder
		Title:	Vice President

Exhibit	Exhibit Name

(a)(5)(BB)	Press Release issued December 21, 2010